                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                            ESC MEDICAL SYSTEMS LTD.
        -------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
        -------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
                        ------------------------------
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 9, 1999
        --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 101(a)(2)(ii) of Regulation S-T this Amendment No. 1 amends and restates the Schedule 13D, as originally filed.

                                  SCHEDULE D


          CUSIP NO. M40868107                                      PAGE 2 OF 27


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         ARIE GENGER

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC, PF, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES AND ISRAEL


              NUMBER OF       7       SOLE VOTING POWER         99,210(1)(3)
                SHARES        8       SHARED VOTING POWER        2,317,062(2)(3)
             BENEFICIALLY     9       SOLE DISPOSITIVE POWER    99,210(1)(3)
               OWNED BY       10      SHARED DISPOSITIVE POWER   2,317,062(2)(3)
                 EACH
              REPORTING
                PERSON
                 WITH

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,272(1)(2)(3)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.4%

  14     TYPE OF REPORTING PERSON*
         IN

(1) Includes 40,000 shares owned by a trust for the benefit of a minor child of a third party of which Mr. Genger is sole trustee, as to which Mr. Genger disclaims beneficial ownership

(2) Includes 4,000 shares beneficially owned by Mr. Genger's spouse, as to which he disclaims beneficial ownership.

(3) Does not include 3,000 shares beneficially owned by a trust for a minor child of Mr. Genger, as to which Mr. Genger has no voting or investment control.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE D


          CUSIP NO. M40868107                                       PAGE 3 OF 27

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         TPR INVESTMENT ASSOCIATES, INC. (I.R.S. EMPLOYER IDENTIFICATION NO. 13-3506464)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


              NUMBER OF        7       SOLE VOTING POWER             - 0 -
                SHARES         8       SHARED VOTING POWER           2,313,062
             BENEFICIALLY      9       SOLE DISPOSITIVE POWER        - 0 -
               OWNED BY        10      SHARED DISPOSITIVE POWER      2,313,062
                 EACH
              REPORTING
                PERSON
                 WITH

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,313,062

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%

  14     TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE D


          CUSIP NO. M40868107                                       PAGE 4 OF 27

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         TRANS-RESOURCES, INC. (I.R.S. EMPLOYER IDENTIFICATION NO. 36-2729497)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC, OO
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


              NUMBER OF         7       SOLE VOTING POWER             - 0 -
                SHARES          8       SHARED VOTING POWER           2,115,562
             BENEFICIALLY       9       SOLE DISPOSITIVE POWER        - 0 -
               OWNED BY         10      SHARED DISPOSITIVE POWER      2,115,562
                 EACH
              REPORTING
                PERSON
                 WITH

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,115,562

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%

  14     TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE D


          CUSIP NO. M40868107                                      PAGE 5 OF 27

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         HAIFA CHEMICALS HOLDINGS LTD. (ISRAELI CORPORATION WITH NO UNITED STATES I.R.S. IDENTIFICATION NO.)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAEL


              NUMBER OF         7       SOLE VOTING POWER             - 0 -
                SHARES          8       SHARED VOTING POWER           682,312
             BENEFICIALLY       9       SOLE DISPOSITIVE POWER        - 0 -
               OWNED BY         10      SHARED DISPOSITIVE POWER      682,312
                 EACH
              REPORTING
                PERSON
                 WITH

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         682,312

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%

  14     TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE D


          CUSIP NO. M40868107                                       PAGE 6 OF 27

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         THOMAS G. HARDY

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         AUSTRALIA


              NUMBER OF            7       SOLE VOTING POWER             54,250
                SHARES             8       SHARED VOTING POWER           - 0 -
             BENEFICIALLY          9       SOLE DISPOSITIVE POWER        54,250
               OWNED BY            10      SHARED DISPOSITIVE POWER      - 0 -
                 EACH
              REPORTING
                PERSON
                 WITH

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         54,250

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%

  14     TYPE OF REPORTING PERSON*
         IN

                  This Amendment No. 1 (the "Amendment") amends and, as required by Rule 101(a)(2)(ii) of Regulation S-T, restates) the Schedule 13D filed on October 9, 1998 (the "Original Schedule 13D") on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's subsidiary, Haifa Chemicals Ltd., a company incorporated in the State of Israel ("HCL"), and HCL's subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Mr. Genger and said corporations, all of which are directly or indirectly controlled by Mr. Genger, being collectively called the "TRI Entities"), with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Issuer"). This Amendment is being filed to reflect, among other things: a change in the TRI Entities' purposes and intentions with respect to the shares; Genger's having reached an understanding with Barnard J. Gottstein ("BG") (who has previously filed his own
Schedule 13D with respect to Shares of ESC) to work together to achieve certain of these purposes, with the result that the TRI Entities may be deemed to have formed a "group" with BG; the addition to the Original Schedule 13D of Thomas G. Hardy ("Hardy"), President, Chief Operating Officer and a director of TRI and also a director of the Issuer, as a reporting person; the deletion from the
Schedule 13D of HCL (which owns no Shares and is not the person ultimately controlling HCH) as a reporting person (Genger, TPR, TRI, HCH and Hardy being hereinafter collectively called the "Reporting Persons"); and an updating of the information on the Reporting Persons' ownership of the Shares. The Reporting Persons expressly disclaim any such "group" membership among the Reporting Persons and BG and the TRI Entities and Hardy expressly disclaim any such "group" membership among the TRI Entities and Hardy.

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 240, Yokneam Industrial Park, Yokneam, Israel 20692.

Item 2. Identity and Background.

                  This Statement on Schedule 13D is filed on behalf of Genger, TPR, TRI, HCH and Hardy. All of the common stock of TRI is owned by TPR, and all of TPR's common stock is owned by Genger and members of his family. TRI, operating through its independently managed and financed subsidiaries, is a global developer, producer and marketer of specialty plant nutrients and specialty industrial and agricultural chemicals. HCH is a direct wholly-owned subsidiary of HCL and an indirect wholly-owned subsidiary of TRI whose principal business is the ownership of Shares. Genger's principal occupation is being Chairman of the Board and Chief Executive Officer of TRI. Hardy's principal occupation is being President and Chief Operating Officer of TRI. The address of the principal place of business and principal office of Genger, TRI, TPR and Hardy is 9 West 57th Street, New York, New York 10019. The address of the principal place of business and principal office of HCH is Haifa Bay, P.O. Box 1809, Haifa, Israel 31018.

                  During the past five years neither Genger, TRI, TPR, HCH or Hardy, nor, to the knowledge of the Reporting Persons, any person controlling any of such entities, nor any of their respective directors or executive officers, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Genger is a citizen of the United States and Hardy is a citizen of Australia. To the knowledge of the Reporting Persons, all the directors and executive officers of TPR and TRI (other than Hardy) are citizens of the United States, except that Avi Pelossof and Gabriel Politzer are citizens of Israel; and all of the directors and executive officers of HCH are citizens of Israel, except Hardy.

                  The name, business address and present principal occupation or employment of each director and executive officer of TPR, TRI and HCH are set forth on Exhibit 2 hereto.

                  On March 9, 1999, Genger and BG reached an understanding to cooperate with each other in attempting to achieve a change in the composition of Issuer's board of directors, which they believe is necessary in order for the Issuer to grow and prosper (as more fully described in Item 4 hereof). Notwithstanding this cooperation on certain strategic objectives, the Reporting Persons and BG each retain complete, independent economic control over their respective investments in the Shares, and have not signed any agreement regarding voting or disposition of their Shares. Nevertheless, the Reporting Persons may be deemed to have become members of a "group" with BG, although the Reporting Persons disclaim any such "group" membership with BG or any beneficial ownership of BG's Shares. Pursuant to Rule 13d-1(k)(2), the Reporting Persons and BG will each continue to make their own filings on Schedule 13D (and amendments thereto) with respect to the Shares, rather than a single joint filing.

         Because it is anticipated that Hardy will generally also be cooperating with the TRI Entities and BG in achieving their strategic objectives with respect to the Issuer and therefore might be deemed to also be part of a group with Genger and BG, in this Amendment Hardy is joining the TRI Entities' Original Schedule 13D as a joint filer pursuant to Rule 13d-1(k), although the TRI Entities and Hardy disclaim any such "group" membership or any beneficial ownership of the others' Shares. Notwithstanding their anticipated cooperation on certain strategic objectives with respect to the Issuer, the TRI Entities and Hardy each retain complete independent economic control over their investments in the Shares and have not signed any agreement regarding voting or disposition of their Shares.

Item 3. Source and Amount of Funds or Other Consideration.

                  The TRI Entities previously beneficially owned ordinary shares of Laser Industries Ltd. ("Laser") and filed Statements on Schedule 13D with respect to such shares. On November 9, 1997, the Issuer and Laser entered into an Agreement (the "Agreement") providing for the acquisition of Laser by the Issuer through an exchange of shares (the "Exchange"). Pursuant to the Exchange, which was completed in February 1998, holders of Laser ordinary shares received
0.75 of a Share for each of their Laser ordinary shares. HCH acquired all of its 682,312 Shares pursuant to the Exchange and TRI acquired 233,250 Shares pursuant to the Exchange.

                  On February 20, 1998, TRI dividended a Warrant which it held to purchase shares of Laser (which was assumed by the Issuer pursuant to the Agreement) to TPR. On July 21, 1998, TPR exercised the Warrant to purchase 187,500 Shares of the Issuer for an aggregate cash exercise price of $1,437,500, paid for with general corporate funds. TPR had previously purchased 10,000 Shares in an open market transaction, using general corporate funds.

                  During the 60 day period preceding the October 9, 1998 filing of the Original Schedule 13D: (a) Genger purchased 15,600 Shares in the open market at an aggregate cost of $401,377 (including commissions), using personal funds (see Exhibit 3 attached hereto); and (b) TRI purchased 1,000,000 Shares in the open market at an aggregate cost of $6,551,791 (including commissions), using general corporate funds (see Exhibit 3 attached hereto).

                  Since the October 9, 1998 filing of the Original Schedule 13D, Genger has purchased 30,000 Shares in the open market at an aggregate cost of $159,486 (including commissions), using personal funds and TRI purchased 200,000 Shares in the open market at an aggregate cost of $1,438,765 (including commissions), using general corporate funds. In addition, a trust for the benefit of a minor child of a third party of which Genger is sole trustee purchased 40,000 shares at an aggregate cost of $432,850, using the trust's funds. Genger disclaims beneficial ownership of the Shares held by this trust.

                  Hardy purchased his 54,250 Shares using personal funds. 28,000 of Hardy's Shares were purchased on September 30 and October 1, 1998 at an aggregate cost of $188,000.

                  See Item 5 hereof for certain information regarding purchases of Shares by a director and an executive officer of TRI.

Item 4.           Purpose of the Transaction.

                  As disclosed in the Original Schedule 13D, the TRI Entities had acquired the Shares which were reflected in the Original Schedule 13D for investment purposes. After the filing of the Original Schedule 13D and as reflected in several of the Issuer's public announcements, the Issuer continued to experience disappointing performance. During January and February 1999, the market price of the Shares declined to new lows. Following the Issuer's announcement on February 11, 1999 of its annual results, the Reporting Persons made the Share purchases referred to in Item 5(c) hereof in order to increase their equity position in the Issuer.

                  After having received a phone call from BG's counsel on or about February 26, 1999 inquiring whether in light of the erosion in ESC shareholder value Genger and BG, as significant Shareholders, might wish to discuss their investments in the Issuer, Genger and BG participated in preliminary telephone conferences and on March 6, 1999 met in Anchorage, Alaska. Genger and BG explored the possibility of working together to affect the policies of the

Issuer in order to reverse its recent setbacks and begin restoring its long-term potential value. After reviewing their impressions of the March 6 meeting with their respective counsel, on March 9, 1999, Genger and BG reached an understanding to cooperate in encouraging the Issuer to take certain actions which Genger and BG believe are necessary in order for the Issuer to grow and prosper as an independent public company; formulated a strategic proposal which they determined to promptly communicate to the Issuer's Board of Directors; and considered possible further action if their proposal was not acted upon by the Issuer's Board of Directors. On March 11, 1999, Genger and BG sent a joint letter (the "Letter"), a copy of which is annexed hereto as Exhibit 4, to each of the Issuer's directors (addressed to the Issuer's Chairman of the Board and Chief Executive Officer (the "Chairman")), setting forth Genger's and BG's proposal. The Letter stated, among other things, that Genger and BG believed that the composition of the Issuer's Board of Directors needed to be restructured to include capable individuals who have established themselves in the business and/or scientific community; that such action would instill a new sense of direction and give credibility to the Issuer's plans and prospects; and that the newly restructured Board would provide a valuable resource to management to help rebuild the profitability of the Issuer and restore shareholder value which had been significantly eroded over the past several months. On March 11, 1999, Genger and BG telephoned the Chairman to advise him of the Letter.

                  Specifically, the Letter proposed that rather than simply expanding the Board to include new members (which could make the size of the Board unwieldy), the two management directors, other than the Chairman, together with one non-management director (other than Hardy), be replaced with four new directors to be identified by Genger and BG. After this restructuring a majority of the Issuer's Board would be unaffiliated with either management or Genger and BG.

                  The further possible action being considered by Genger and BG if the proposal set forth in the Letter is not favorably acted upon by the Issuer's Board reflects the fact that, as holders, collectively, of more than 10% of the paid up share capital of the Issuer, Genger and BG would have the right to require that the Issuer's Board convene an extraordinary general meeting of the Issuer's shareholders in accordance with Section 109 of the Israel Companies Ordinance in order to effectuate the changes Genger and BG are asking the Board (by the Letter) to voluntarily take.

                  As substantial stockholders of the Issuer and in light of the Issuer's disappointing recent performance, in addition to the strategic initiative with BG reflected in the Letter, the Reporting Persons may otherwise become more active in attempting to affect the policies of the Issuer, with or without the cooperation of BG and possibly with the cooperation of as yet uncontacted Shareholders other than BG in order that the long-term potential value of the Issuer be realized; and the Reporting Persons may buy more Shares depending upon market conditions and other factors described below.

                  Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in open market or privately negotiated transactions additional Shares. In determining whether to purchase additional Shares, the Reporting Persons intend to consider various factors, including, without limitation, the following: the availability of Shares for purchase at particular price levels; the business and prospects of the Issuer; the businesses and prospects of the Reporting Persons; other business and investment opportunities available to the Reporting Persons; economic conditions; stock market and money market conditions; and other plans and requirements of the Reporting Persons. In addition, depending upon, among other things, the matters referred to above, subject to applicable legal requirements the Reporting Persons may determine to dispose of all or a portion of their Shares.

                  Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

                  See the Information contained in Item 7-13 of each Reporting Person's separate cover page for the aggregate number and percentage of total outstanding Shares beneficially owned by such Reporting Person. All percentages are based upon a total of 28,764,093 Shares outstanding, as reported on the cover page of the Issuer's Form 20-F, dated May 27, 1998, for the fiscal year ended December 31, 1997.

                  In addition to 1,433,250 Shares which TRI directly owns, TRI, as a parent corporation of HCH, may be deemed to share voting and disposition power with HCH with respect to the 682,312 Shares directly owned by HCH.

                  In addition to 197,500 Shares which TPR directly owns, TPR, as the parent corporation of TRI, may be deemed to share voting and disposition power with TRI with respect to the Shares directly owned by TRI and HCH.

                  In addition to (i) the 59,210 which Genger directly owns, (ii) 4,000 Shares held by his spouse's retirement account (as to which he disclaims beneficial ownership) and (iii) 40,000 Shares he may be deemed to beneficially own as sole trustee of a trust for the benefit of a minor child of a third party (as to which he disclaims beneficial ownership), Genger, by virtue of his direct or indirect control of TPR, TRI, and HCH, may be deemed to share voting and disposition power with respect to, and hence to beneficially own, all of their directly owned Shares.

                  Hardy is the beneficial owner of 54,250 Shares, or approximately 0.2% of the total issued and outstanding Shares.

                  To the knowledge of the Reporting Persons, no director or executive officer of TPR, TRI or HCH other than Genger and Hardy is the beneficial owner of any Shares, except for Sash A. Spencer, director of TRI, who owns 11,000 Shares (purchased at an aggregate cost of approximately $71,500) and Gabriel Politzer, Senior Vice President of TRI, who owns 2,900 Shares (purchased at an aggregate cost of $20,000).

(c) The tables set forth in Exhibit 3 hereto contain certain information with respect to all transactions in the Shares effected by any of the Reporting Persons during the 60 days preceding the filing of the Original Schedule 13D or during the past 60 days, and is incorporated herein by reference.

(d) As to the 40,000 Shares held by the trust for the minor child of a third party for which Genger is sole trustee, the trust (for the benefit of its beneficiary) has the right to receive dividends (if any) from, or the proceeds of the sale of, such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer.

                  Except to the extent described in Items 2 and 4 above and in this Item 6 (and the Joint Filing Statement attached as Exhibit 1 hereto), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting or any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies), although the Reporting Persons reserve the right to develop such in the future.

                  The TRI Entities and BG have agreed to share in proportion to their respective ownership of Shares the costs and expenses in connection with the actions which may be taken by them in furtherance of the objectives described in Item 4 above and are considering the retention of, among others, a professional proxy solicitation firm to assist in the achievement of their common objectives described in Item 4, whose expenses would be similarly shared.

Item 7.           Materials to be Filed as Exhibits.

                  Exhibit 1: Joint Filing Statement among the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).

                  Exhibit 2: Executive Officer and Director Information for each of TPR, TRI and HCH.

                  Exhibit 3: Purchases of Shares by the Reporting Persons during the 60 days preceding the filing of the Original Schedule 13D and during the past 60 days.

                  Exhibit 4: Letter, dated March 11, 1999, from Genger and BG to Board of Directors of ESC.

                  Exhibit 5: Power of Attorney for HCH.

                                   SIGNATURES

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999

                                             /s/ Arie Genger
                                             Arie Genger


                                             TPR INVESTMENT ASSOCIATES, INC.


                                             By:/s/ Arie Genger
                                                    Arie Genger,
                                                    President


                                             TRANS-RESOURCES, INC.


                                             By:/s/ Arie Genger
                                                    Arie Genger,
                                                    Chairman of the Board


                                             HAIFA CHEMICALS HOLDINGS LTD.*


                                             By:/s/ Arie Genger
                                                    Arie Genger

                                             /s/ Thomas G. Hardy
                                                 Thomas G. Hardy


------------------
*pursuant to power of attorney